Exhibit 11

ITT EDUCATIONAL SERVICES, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	Three Months Ended March 31,
	2003	2002

Net income	$8,682	$6,407

Shares:
Weighted average number of shares of common stock outstanding (a)	45,014	46,148

Shares assumed issued (less shares assumed purchased for treasury) on stock options (a)	1,028	1,094

Outstanding shares for diluted earnings per share calculation (a)	46,042	47,242

Earnings per common share:
Basic	$0.19	$0.14
Diluted	$0.19	$0.14

(a)                                  The number of shares in all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective on June 6, 2002.